================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH OCTOBER 14, 1997.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________.



                         COMMISSION FILE NUMBER 0-11871



               FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:



                        AMERICAN EXPLORATION 401(k) PLAN



       NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                          AMERICAN EXPLORATION COMPANY
                              1331 LAMAR, SUITE 900
                            HOUSTON, TEXAS 77010-3088


================================================================================

                        AMERICAN EXPLORATION 401(k) PLAN
                                TABLE OF CONTENTS




                                                                                                                    Page
                                                                                                                    ----
Report of Independent Public Accountants.......................................................................        2

Financial Statements:

        Statements of Net Assets Available for Benefits, with Fund Information,
        as of October 14, 1997 and December 31, 1996...........................................................        3

        Statement of Changes in Net Assets Available for Benefits, with Fund Information,
        for the Period From January 1, 1997 through October 14, 1997...........................................        4

        Notes to Financial Statements..........................................................................        5

Supplemental Schedules:

        Schedule I - Schedule of Reportable Transactions - Transactions in a Series for the Period
        From January 1, 1997 through October 14, 1997..........................................................        8

        Schedule II - Schedule of Reportable Transactions - Single Transactions for the Period
        From January 1, 1997 through October 14, 1997..........................................................        9

Signatures.....................................................................................................       10


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Retirement Committee
of the American Exploration 401(k) Plan:

        We have audited the accompanying statements of net assets available for benefits of the American Exploration 401(k) Plan as of October 14, 1997 and December 31, 1996, and the related statement of changes in net assets available for benefits for the period from January 1, 1997 through October 14, 1997. These financial statements and the schedules referred to below are the responsibility of the Retirement Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Exploration 401(k) Plan as of October 14, 1997 and December 31, 1996, and the changes in net assets available for benefits for the period from January 1, 1997 through October 14, 1997, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions for the period from January 1, 1997 through October 14, 1997, included as Schedule I and II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information included in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

        As discussed in Note 1, effective October 14, 1997, American Exploration Company elected to merge the American Exploration 401(k) Plan into the Louis Dreyfus Natural Gas Corp. Profit Sharing and 401(k) Plan.





                                            ARTHUR ANDERSEN LLP



Houston, Texas
March 31, 1998

                        AMERICAN EXPLORATION 401(k) PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                  AS OF OCTOBER 14, 1997 AND DECEMBER 31, 1996




                                                                          T. Rowe Price Trust Company
                                                   ---------------------------------------------------------------------------------
                                                                            Participant-Directed
                                    ------------------------------------------------------------------------------------------------
                                       American      Growth   International    New       Growth      Prime       Stable
                                      Exploration    Stock        Stock       Income   and Income   Reserve       Value       Loan
                                     Common Stock  Fund, Inc.   Fund, Inc.   Fund, Inc. Fund, Inc. Fund, Inc.   Fund, Inc.    Fund
                                    -------------  ----------  -----------  ----------- ---------- ----------- ----------- ---------
ASSETS
  Investments, at market value......$      -      $     -      $    -       $    -      $    -     $    -      $    -      $    -
                                    -------------  ----------  -----------  ----------- ---------- ----------- ----------- ---------

NET ASSETS AVAILABLE FOR
  BENEFITS as of October 14, 1997...$      -      $     -      $    -       $    -      $    -     $    -      $    -      $    -
                                    ============= ===========  ===========  =========== ========== =========== =========== =========

ASSETS
  Investments, at market value......$     473,181 $ 2,077,474  $   448,033  $   519,231 $  209,278 $   444,254 $   117,100 $ 122,222
                                    ------------- -----------  -----------  ----------- ---------- ----------- ----------- ---------

NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1996..$     473,181 $ 2,077,474  $   448,033  $   519,231 $  209,278 $   444,254 $   117,100 $ 122,222
                                    ============= ===========  ===========  =========== ========== =========== =========== =========





                                     Nonparticipant-
                                       Directed
                                      ------------
                                        American
                                       Exploration
                                      Common Stock       Total
                                      ------------    -----------
ASSETS
  Investments, at market value......  $     -         $    -
                                      ------------    -----------

NET ASSETS AVAILABLE FOR
  BENEFITS as of October 14, 1997...  $     -         $    -
                                      ============    ===========

ASSETS
  Investments, at market value......  $    822,187    $ 5,232,960
                                      ------------    -----------

NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1996..  $    822,187    $ 5,232,960
                                      ============    ===========





   The accompanying notes are an integral part of these financial statements.




                        AMERICAN EXPLORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
          FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH OCTOBER 14, 1997


                                                                  T. Rowe Price Trust Company
                                                  ---------------------------------------------------------------------------------
                                                                       Participant-Directed
                                    -----------------------------------------------------------------------------------------------
                                      American     Growth    International     New       Growth       Prime      Stable
                                     Exploration    Stock       Stock        Income    and Income    Reserve      Value     Loan
                                    Common Stock  Fund, Inc.   Fund, Inc.   Fund, Inc.  Fund, Inc.  Fund, Inc.  Fund, Inc.  Fund
                                    ------------- ----------  -----------  -----------  ---------- ----------- ---------- ---------

NET ASSETS AVAILABLE FOR
 BENEFITS as of December 31, 1996...$     473,181 $2,077,474  $   448,033  $   519,231  $  209,278 $   444,254 $ 117,100  $ 122,222
                                    ------------- ----------  -----------  -----------  ---------- ----------- ---------  ---------

ADDITIONS:
 Dividends..........................        -           -           -           26,090       5,036      15,162     5,610       -
 Employer contributions.............        -           -           -            -            -           -         -          -
 Employee contributions.............      211,713    169,573       60,475       52,799      71,957      35,772    14,257       -
 Employee loan interest income......          145      3,238          862          543         767         730       110       -
 Employee loan principal payments...        8,930     43,837        9,280        8,091       3,851       4,642     1,666    (80,297)
 Interfund transfers, net...........       75,696   (112,668)      10,429      (19,644)     16,929      12,669    16,589       -
 Net change in fair value...........      247,853    506,850       54,655        9,472      58,935        -        -           -
                                    ------------- ----------  -----------  -----------  ---------- ----------- ---------  ---------
   Total............................      544,337    610,830      135,701       77,351     157,475      68,975    38,232    (80,297)
                                    ------------- ----------  -----------  -----------  ---------- ----------- ---------  ---------

DEDUCTIONS:
 Distributions......................       25,661    384,334       39,908       60,989      20,753     102,823       996     21,835
 Employee loans.....................          100     12,350        1,200        3,215       2,535      21,500     1,700    (42,600)
 Transfer to Louis Dreyfus Natural
  Gas Corp. Profit Sharing and
  401(k) Plan.......................      991,757  2,291,620      542,626      532,378     343,465     388,906   152,636     62,690
                                    ------------- ----------  -----------  -----------  ---------- ----------- ---------  ---------
      Total.........................    1,017,518  2,688,304      583,734      596,582     366,753     513,229   155,332     41,925
                                    ------------- ----------  -----------  -----------  ---------- ----------- ---------  ---------

NET ASSETS AVAILABLE FOR
   BENEFITS as of October 14, 1997..$      -      $    -      $     -      $    -       $    -     $     -     $     -    $    -
                                    ============= ==========  ===========  ===========  ========== =========== =========  =========



                                        Nonparticipant-
                                           Directed
                                         ------------
                                           American
                                          Exploration
                                         Common Stock       Total
                                         ------------    ----------

NET ASSETS AVAILABLE FOR
 BENEFITS as of December 31, 1996...     $    822,187    $5,232,960
                                         ------------    ----------

ADDITIONS:
 Dividends..........................             -           51,898
 Employer contributions.............          280,462       280,462
 Employee contributions.............             -          616,546
 Employee loan interest income......             -            6,395
 Employee loan principal payments...             -             -
 Interfund transfers, net...........             -             -
 Net change in fair value...........          258,638     1,136,403
                                         ------------    ----------
   Total............................          539,100     2,091,704
                                         ------------    ----------

DEDUCTIONS:
 Distributions......................          123,147       780,446
 Employee loans.....................             -             -
 Transfer to Louis Dreyfus Natural
  Gas Corp. Profit Sharing and
  401(k) Plan.......................        1,238,140     6,544,218
                                         ------------    ----------
      Total.........................        1,361,287     7,324,664
                                         ------------    ----------

NET ASSETS AVAILABLE FOR
   BENEFITS as of October 14, 1997..     $     -         $    -
                                         ============    ==========




    The accompanying notes are an integral part of this financial statement.

                        AMERICAN EXPLORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


(1)     DESCRIPTION OF THE PLAN

        The following description of the American Exploration 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

        GENERAL

        The Plan was a defined contribution plan established effective January 1, 1989. The Plan was established to provide eligible employees with a convenient way to save on a regular and long-term basis through investment in various types of accounts.

        In connection with the merger of American Exploration Company and Louis Dreyfus Natural Gas Corp., the Plan merged into the Louis Dreyfus Natural Gas Corp. Profit Sharing and 401(k) Plan ("New Plan"), effective October 14, 1997. All investments,except American Exploration Company common stock, were liquidated prior to the transfer of funds to the New Plan. The American Exploration Company common stock was transferred in-kind to the New Plan. Each share of American Exploration Company common stock was converted into .72 of a share of Louis Dreyfuss Natural Gas Corp. common stock plus $3.00 in cash. The transferred funds were then reinvested based on employee election forms for the New Plan.

        ELIGIBILITY

        Prior to January 1, 1997, only salaried employees were eligible to participate in the Plan. Effective January 1, 1997, the eligibility requirements of the Plan were amended to permit all employees who were regularly scheduled to work at least twenty hours per week to participate in the Plan on the first day of the month immediately following the employee's date of hire.

        EMPLOYEE CONTRIBUTIONS

        Employees could make Salary Deferral Contributions to the Plan of up to 15% of the employee's base salary, limited to the maximum total annual contribution allowed by federal tax laws. These contributions were made through payroll deductions and were deducted from the employee's salary each pay period before federal income taxes were withheld. The Plan also provided for Voluntary Employee Contributions of up to 10% of the employee's base salary. Such contributions were made with after-tax dollars. However, the aggregate amount of an employee's Salary Deferral and Voluntary Employee Contributions for any year could not exceed 15% of the employee's base salary.

        An employee's contributions to the Plan may have been invested in one or in a combination of six mutual funds offered under the Plan. In addition, an employee may have chosen to invest in the common stock of American Exploration Company (the "Company"). An employee may have, at any time, changed the mix of his existing investments or changed the investments in which future contributions were placed.

        EMPLOYER CONTRIBUTIONS

        The Company provided Matching Contributions to the employee's account of $1.00 for each $1.00 of Salary Deferral Contributions, up to a maximum annual Matching Contribution. Effective January 1, 1997, the Plan was amended such that the limit on the Company's annual Matching Contribution was increased to 5% of the employee's base salary or $7,500, whichever was less. These contributions were made in the form of common stock of the Company.

        The Company could also provide Discretionary Employer Contributions, which were allocated to each employee's account based upon the ratio of each employee's base salary to the total base salaries paid to all employees participating in the Plan. There were no Discretionary Employer Contributions during 1997.

        ALLOCATION OF EARNINGS

        Earnings or losses of the Plan's investments were allocated daily to participants' accounts.

        VESTING

        Participating employees were always fully vested in all employee and employer contributions, and such amounts could not be forfeited for any reason.

        DISTRIBUTION OF BENEFITS

        An employee, or the employee's beneficiary, was entitled to receive a single lump sum distribution of the employee's account balance upon the occurrence of any of the following events: termination of employment with the Company, death or permanent disability of the employee, retirement or attainment of the age of 59 1/2.

        TERMINATION

        The Employer could terminate, amend or modify the Plan at its option. If the Plan were to be terminated, then after the payment of expenses, any unallocated contributions, income and expenses would be allocated among the members' accounts.

        EMPLOYEES' RIGHTS

        Employees could make withdrawals from their accounts in the event of immediate and significant financial need based on the provisions of the Plan. Employees could also borrow from their accounts subject to various legal requirements regarding, among other things, the amount of the loan, the interest rate to be charged and repayment terms. The rate of interest that was charged on a loan was the current Prime Rate plus 1%.

        As required by federal tax laws, the Plan was subject to certain limitations on contributions by highly compensated employees, as defined under such laws. Such limitations were designed to protect the rights of other employees. There was no liability to refund employee contributions to highly compensated employees at October 14, 1997 or December 31, 1996.

        In addition, the sum of amounts contributed to each of a participant's accounts in all of the Company's defined contribution plans could not exceed the lesser of $30,000 or 25% of such participant's compensation. There was no liability to refund employee contributions due to the effect of this provision at October 14, 1997 or December 31, 1996.

        The Plan was also subject to certain provisions which became effective if more than 60% of the present value of its total assets were allocated to the accounts of key employees, as defined under federal tax laws. There were no restrictions due to these "top-heavy" provisions during 1997 or 1996.

(2)     SUMMARY OF ACCOUNTING POLICIES

        BASIS OF ACCOUNTING

        The financial statements are presented on the accrual basis of accounting. The investments of the Plan are stated at fair value based on published closing quotations as of the end of the period. The Stable Value Fund, which is a common collective trust, is valued at $1 per unit. This fund invests a substantial portion of its assets in Guaranteed Investment Contracts which are fully benefit-responsive and for which the contract value generally reflects fair value. Through October 14, 1997, the year-to-date rate of return for the Stable Value Fund was 4.6%. As of December 31, 1996, the annual rate of return for the Stable Value Fund was 6.09%. Participant loans were valued at their principal amounts which approximate market. Net appreciation (depreciation) in the fair value of investments consists of realized and unrealized gains (losses) from investments.

        USE OF ESTIMATES

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in such net assets during the reporting period. Actual results could differ from those estimates.


(3)     FEDERAL INCOME TAX STATUS

        The Plan obtained its latest determination letter on April 29, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the latest determination letter. However, the Plan administrator believes that the Plan was designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)     ADMINISTRATION

        The Plan was administered by the Retirement Plan Committee appointed by the Board of Directors of the Company. The Plan trustee was T. Rowe Price Trust Company. All administrative expenses of the Plan were borne entirely by the Company.

                                                                      Schedule I
                        AMERICAN EXPLORATION 401(k) PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS -
                            TRANSACTIONS IN A SERIES
          FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH OCTOBER 14, 1997


                                                                                                   Current
                                                                                                  Value on
    Identity of                                        Purchase       Selling      Historical    Transaction     Net Gain
  Party Involved         Description of Asset           Price          Price          Cost          Date          (Loss)
  --------------       -------------------------- --------------- -------------- -------------- ------------  ------------
American Exploration   Common stock -             $   579,439     $   -          $   579,439    $   579,439   $   -
Company                42,351 shares

T. Rowe Price          Growth Stock Fund,             239,371         -              239,371        239,371       -
Trust Company          Inc. - 8,416 shares

T. Rowe Price          International Stock Fund,      112,164         -              112,164        112,164       -
Trust Company          Inc. - 7,535 shares

T. Rowe Price          New Income Fund,                87,523         -               87,523         87,523       -
Trust Company          Inc. - 9,906 shares

T. Rowe Price          Growth and Income Fund,        177,670         -              177,670        177,670       -
Trust Company          Inc. - 7,055 shares

T. Rowe Price          Prime Reserve Fund,             96,126         -               96,126         96,126       -
Trust Company          Inc. - 96,126 shares

T. Rowe Price          Stable Value Fund,              48,312         -               48,312         48,312       -
Trust Company          Inc. - 48,312 shares

American Exploration   Common stock -                    -         2,381,298       1,795,049      2,381,298     586,249
Company                123,311 shares

T. Rowe Price          Growth Stock Fund,                -         2,823,695       1,931,325      2,823,695     892,370
Trust Company          Inc. - 87,308 shares

T. Rowe Price          International Stock Fund,         -           614,852         518,213        614,852      96,639
Trust Company          Inc. - 40,001 shares

T. Rowe Price          New Income Fund,                  -           616,226         608,825        616,226       7,401
Trust Company          Inc. - 68,308 shares

T. Rowe Price          Growth and Income Fund,           -           445,883         359,852        445,883      86,031
Trust Company          Inc. - 15,704 shares

T. Rowe Price          Prime Reserve Fund,               -           540,380         540,380        540,380       -
Trust Company          Inc. - 540,380 shares

T. Rowe Price          Stable Value Fund,                -           165,412         165,412        165,412       -
Trust Company          Inc. - 165,412 shares


The foregoing notes to the financial statements are an integral part of this schedule.

                                                                     Schedule II
                        AMERICAN EXPLORATION 401(k) PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS -
                               SINGLE TRANSACTIONS
          FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH OCTOBER 14, 1997


                                                                                                 Current
                                                                                                Value on
    Identity of                                       Purchase      Selling      Historical    Transaction     Net Gain
  Party Involved         Description of Asset          Price         Price          Cost          Date          (Loss)
--------------------   -------------------------    ----------- ------------   ------------   ------------   ------------
American Exploration   Common stock -               $    -      $  2,229,897   $  1,633,979   $  2,229,897   $   595,918
Company                112,551 shares

T. Rowe Price          Growth Stock Fund,                -         2,291,620      1,526,124      2,291,620       765,496
Trust Company          Inc. - 69,464 shares

T. Rowe Price          International Stock Fund,         -           542,626        452,869        542,626        89,757
Trust Company          Inc. - 34,963 shares

T. Rowe Price          New Income Fund,                  -           532,378        524,599        532,378         7,779
Trust Company          Inc. - 58,826 shares

T. Rowe Price          Growth and Income Fund,           -           343,465        275,180        343,465        68,285
Trust Company          Inc. - 12,540  shares

T. Rowe Price          Prime Reserve Fund,               -           388,906        388,906        388,906          -
Trust Company          Inc. - 388,906 shares







The foregoing notes to the financial statements are an integral part of this schedule.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             AMERICAN EXPLORATION 401(k) PLAN





Date:   March 31, 1998                       By: /s/ CINDY  L. GEROW
                                                 ------------------------------
                                                     Cindy L. Gerow
                                                     Representative